Exhibit 99.2

ALIBABA GROUP HOLDING LIMITED

26/F Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong SAR, China

PROXY STATEMENT

GENERAL

The board of directors of Alibaba Group Holding Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “General Meeting”) to be held on September 17, 2021 at 7:00 p.m., China Standard Time, or 7:00 a.m., U.S. Eastern Daylight Time. The General Meeting will be held on the Company’s campus at 969 West Wen Yi Road, Yu Hang District, Hangzhou, People’s Republic of China.

You can review and download the proxy statement and other proxy materials at the “Investor Relations – Annual General Meeting” section of the Company’s website at www.alibabagroup.com/en/ir/agm, or request a paper or e-mail copy of the proxy statement and other proxy materials, free of charge, by e-mail to shareholdermeeting@alibaba-inc.com.

SIMULTANEOUS VIRTUAL MEETING

A live webcast of the General Meeting will be accessible via Internet at: www.virtualshareholdermeeting.com/alibaba21 (the “Virtual Meeting”). This website will be accessible on or shortly after the date of this proxy statement.

To log into the Virtual Meeting, you will need a unique 16-digit control code, which the holders of ADSs will receive together with the Notice of Annual General Meeting in the mail and holders of Ordinary Shares can obtain by following the instructions mailed to them together with the Notice of Annual General Meeting. With your 16-digit control code, you will be able to submit questions through the Virtual Meeting prior to the meeting and in real-time during the meeting. Due to the time limit, only selected questions submitted through the Virtual Meeting will be answered at the General Meeting. You will not be able to vote through the Virtual Meeting.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s ordinary shares, par value US$0.000003125 per share (“Ordinary Shares”) of record as of the close of business on August 4, 2021, China Standard Time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the General Meeting or send their proxy forms or voting instructions in advance.

Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as Depositary of the ADSs, and representing our Ordinary Shares are not entitled to attend or vote at the General Meeting under the Company’s Articles of Association (the “Articles”). Please note that any holder of ADSs who appears at the venue of the General Meeting will not be allowed to attend the General Meeting. Holders of ADSs as of the close of business on August 4, 2021, U.S. Eastern Daylight Time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as Depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from holders of ADSs.

One or more shareholders holding in aggregate not less than one-third of the voting power of the Ordinary Shares of the Company in issue carrying a right to vote at the General Meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote, shall be a quorum for all purposes. As of the close of business on the Ordinary Shares Record Date, 21,687,309,200 Ordinary Shares were issued and outstanding. As of the close of business on the ADS Record Date, 9,253,091,552 Ordinary Shares were represented by ADSs.

VOTING AND SOLICITATION

Each Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the General Meeting. Each resolution put to the vote at the General Meeting will be decided by poll.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares and ADSs of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names Ordinary Shares or ADSs of the Company beneficially owned by others, to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing or e-mail address set forth in the proxy form before 7:00 p.m., China Standard Time, on September 15, 2021 (the deadline for the return of such proxy forms), the Ordinary Shares they represent will be voted by the proxy holder at the General Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in the proxy holder ’s discretion. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the General Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

If you hold Ordinary Shares indirectly through a brokerage firm, bank or other financial institution, you must return a voting instruction form to your brokerage firm, bank or other financial institution. Please separately contact your brokerage firm, bank or other financial institution for information on how to vote.

VOTING BY HOLDERS OF ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as Depositary of the ADSs, may attend and vote those Ordinary Shares at the General Meeting.

We have requested Citibank, N.A., as Depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the General Meeting and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Ordinary Shares underlying the ADSs may not be voted in accordance with the wishes of the holder of ADSs.

If an ADS Voting Card is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the General Meeting, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue.

If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m. U.S. Eastern Daylight Time, September 8, 2021, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder ’s ADSs, unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by a holder ADSs by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Ordinary Shares only, by attending the General Meeting and voting in person.

If you hold Ordinary Shares indirectly, please contact your brokerage firm, bank or other financial institution for information about how to revoke your voting instructions.

PROPOSAL 1:

ELECTION OF DIRECTORS

According to Article 88 of the Articles, the board of directors is divided into three groups designated as Group I, Group II and Group III. The current term of office of the Group I directors, consisting of Joseph C. TSAI, J. Michael EVANS, Eric Xiandong JING and E. Börje EKHOLM, will expire at the General Meeting.

Pursuant to Article 90 of the Company’s Articles of Association, the Company’s nominating and corporate governance committee has nominated E. Börje EKHOLM and Lakeside Partners L.P. (the “Alibaba Partnership”) has nominated Joseph C. TSAI and J. Michael EVANS (together, the “Alibaba Partnership Nominees”) for election as Group I directors of the Company, each to serve for a three year term or until such director ’s successor is elected or appointed and duly qualified.

The Company has previously entered into a voting agreement (the “Voting Agreement”) with SoftBank Group Corp. (“SoftBank,” formerly known as SoftBank Corp.) and other parties. Pursuant to the Voting Agreement, SoftBank, who holds approximately 24.85% of the Ordinary Shares issued and outstanding as of the Ordinary Shares Record Date, will vote in favor of the election of the Alibaba Partnership Nominees.

Pursuant to Article 91 of the Company’s Articles of Association, if a director nominee is not elected by the Company’s shareholders, the party or group entitled to nominate or appoint that director has the right to appoint a different person to serve as an interim director until the Company’s next annual general meeting of shareholders.

Information relating to the director nominees is set forth below.

Name	Age	Position/Title
Joseph C. TSAI(1)	57	Executive Vice Chairman
J. Michael EVANS(1)	63	Director and President
E. Börje EKHOLM(2)	58	Independent Director

(1)	Nominated by the Alibaba Partnership.

(2)	Nominated by our nominating and corporate governance committee.

Joseph C. TSAI joined our company in 1999 as a member of the Alibaba founding team and has served on our board of directors since our inception. He was chief financial officer until 2013 and is currently our executive vice chairman. He serves on our investment committee and Ant Group’s investment committee, and is a founding member of Alibaba Partnership. From 1995 to 1999, he was a private equity investor based in Hong Kong with Investor AB, the main investment vehicle of Sweden’s Wallenberg family. Prior to that, he was general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Joe is qualified to practice law in the State of New York. He received his bachelor ’s degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

J. Michael EVANS has been our president since August 2015 and our director since September 2014. Mike served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mike served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mike joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm’s securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mike is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. In August 2014, Mike joined the board of Barrick Gold Corporation. In December 2020, he joined the board of Farfetch Limited as a non-executive director. Mike received his bachelor ’s degree in politics from Princeton University in 1981.

E. Börje EKHOLM has been our director since June 2015. Börje is since January 2017 the president and Chief Executive Officer of Ericsson. Prior to his current position, Börje was head of Patricia Industries, a newly created division of Investor AB, a Swedish investment company, where he has held a variety of management positions since joining the firm in 1992. Börje served as president and Chief Executive Officer and a member of the board of directors of Investor AB from September 2005 to May 2015. Prior to becoming president and Chief Executive Officer, Börje was a member of the management group of Investor AB. Previously, Börje worked at McKinsey & Co. Inc. Börje currently serves as a member of the boards of Ericsson, Trimble, and the Swedish American Chamber of Commerce in New York. Börje received a master ’s degree in electrical engineering from KTH Royal Institute of Technology and a master ’s degree in business administration from INSEAD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 2:

RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING MARCH 31, 2022

The Company’s audit committee (“Audit Committee”) proposes to ratify and approve the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022.

In the event the holders of Ordinary Shares fail to ratify the appointment, the Audit Committee will reconsider the appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING MARCH 31, 2022.

OTHER MATTERS

We know of no other matters to be submitted to the General Meeting. If any other matters properly come before the General Meeting, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.

By order of the Board of Directors

Kevin Jinwei ZHANG
Company Secretary

Hong Kong, China
August 10, 2021

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